
ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260



22nd March, 2010

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Board of Directors

We write to advise that the Board of Directors of the Company (Board) at its meeting held on 19th March, 2010 appointed:

(i) Mr. A. Singh, as an Additional Wholetime Director of the Company w.e.f. 22nd March, 2010 till the date of the forthcoming Annual General Meeting of the Company.

Mr. Singh completed on 21st March, 2010 his present term of appointment as approved by the Shareholders at the Annual General Meeting held on 21st July, 2006.

(ii) Mr. K. N. Grant, as an Additional Wholetime Director of the Company w.e.f. 20th March, 2010 for a period of three years.

(iii) Mr. A. V. Girija Kumar, as an Additional Non-Executive Director of the Company w.e.f. 19th March, 2010, representing the General Insurers' (Public Sector) Association of India in place of Dr. R. K. Kaul.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary




ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg